SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2023

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM
1	Translation of letter to the CNV, Mercado Electrónico Abierto S.A. and Buenos Aires Stock Exchange dated January 18, 2023

TRANSLATION

City of Buenos Aires, January 18, 2023

To the

COMISION NACIONAL DE VALORES

25 de Mayo 175

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A.

Maipu 1210

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

C1041AAE City of Buenos Aires

Re.: Relevant Fact Cancellation of outstanding Class XIV Negotiable Obligations due December 4, 2023.

Dear Sirs:

In my capacity as Market Relations Officer of YPF S.A. (the “Company”), I am writing to you in order to comply with the requirements of Article 2, Chapter I, Title XII of the Rules of the National Securities Commission (T.O. 2013, as amended and supplemented) and to inform you that, on January 10, 2023, the Company issued its Class XXI Negotiable Obligations at a fixed interest rate of 1.00% for an amount of US$230,000,000 (U.S. dollars two hundred and thirty million), payable in Pesos at the applicable exchange rate and maturing on January 10, 2026 (the “Class XXI Negotiable Obligations”), which were partially integrated in kind through the delivery of Class XIV Negotiable Obligations issued by the Company on December 4, 2020 and on February 26, 2021 (the “Class XIV Negotiable Obligations”).

In addition, investors are hereby informed that as a consequence of the above, the Class XIV Negotiable Obligations that have been delivered for the partial integration of the Class XXI Negotiable Obligations will be cancelled in the following proportion:

Class XIV Negotiable Obligations: The Company will cancel Class XIV Negotiable Obligations for a nominal amount of US$5,967,157 (U.S. dollars five million nine hundred sixty-seven thousand one hundred fifty-seven), leaving the total amount of US$137,287,701 (U.S. dollars one hundred thirty-seven million two hundred eighty-seven thousand seven hundred one) for the Class XIV Negotiable Obligations outstanding.

Yours faithfully,

Pablo Calderone

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: January 18, 2023	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer